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06050079

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-66384

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LMT Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue; 20th Floor
                              (No. and Street)

New York   New York   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey   (917) 447-2500
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
                  (Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   New York   New York   10016
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___John R. Liegey___ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___LMT Capital Markets LLC___ _____, as of ___March 23rd___ _____, 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

J.R. Liegey
Signature

Chairman & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):   Page

		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not applicable).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9-10

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	
New York, NY 10016	Buckingham, PA 18912	E-mail:
T:1.212.448.0010	T:1.215.794.9444	fvbcpa@yahoo.com
F:1.212.448.0053	F:1.215.794.9445	www.getcpa.com

Certified Public Accountants, PLLC

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
LMT Capital Markets LLC

We have audited the accompanying balance sheet of LMT Capital Markets LLC as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMT Capital Markets LLC at December 31, 2005, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CPA PLLC

New York, NY
March 28, 2006

1

ASSETS

Cash	$	50,000
Organization costs, net		14,674
Total Assets	$	64,674

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,500
Due to affiliate		39,244
Total Liabilities		41,744
Contingencies		-
Member's equity		22,930
Total Liabilities and Member's Equity	$	64,674

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	-
Costs and Expenses:	
Clearing expenses	7,793
Amortization	4,086
Professional fees	2,500
Other	918
Total Costs and Expenses	15,296
Net (Loss)	$ (15,296)

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net (Loss)	$	(15,296)
Amortization		4,086
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in clearing deposit account		15,011
Decrease in prepaid expenses		138
Decrease in due from affiliate		42,642
Increase in due to affiliate		39,243
Net Cash Provided By Operating Activities		85,824
Cash Flows From Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Member's distributions		(46,177)
Net Cash Provided By Financing Activities:		(46,177)
Net Increase In Cash		39,646
Cash at beginning of the year		10,354
Cash at end of the year	$	50,000

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Total Member's Equity
Balance, January 1, 2005	$ 84,404
Member's distribution-net	(46,177)
Net (Loss)	(15,296)
Balance, December 31, 2005	$ 22,930

See accompanying notes.

1. **ORGANIZATION AND NATURE OF BUSINESS**

LMT Capital Markets LLC (Company) was organized in the State of Delaware on January 6, 2004, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has adopted December 31 as its year end.

The Company is engaged in the business of providing business and financial consulting, private placement of securities and agency transactions clearing through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing. At December 31, 2005, the company did not have any customers and was not acting as an introducing broker. The Company did not have any arrangement with a clearing broker.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenues

Revenues are recognized by the Company when services are rendered. During the current year the Company did not have any transactions providing revenues; but did incur limited expenses as reflected in the statement of operations.

Income Taxes

The Company is a limited liability Company which is a pass through entity for income or expenses passed on to its members and does not pay taxes and therefore, the accompanying financial statements do not include any provision for federal or state income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY

The Company owes LMT Capital Management, LLC $39,243 at December 31, 2005 and this amount was repaid in January, 2006.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $8,257, which was $3,257 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business, the Company may be engaged in various trading and brokerage activities, including agency transactions through a clearing broker. The Company has stated that they will not consider retail business in their business plan.

6. GOING CONCERN

The Company has no revenues and has no substantial assets.

Although the Company intends to implement its business plan slowly and over time, the capital resources that are needed to accomplish its plan are significant and from inception have been provided by members. The sole member is expected to continue to fund the Company's needs by raising capital from his personal net assets.

There can be no assurance that this member will continue to provide capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise some doubt about its ability to continue as a going concern.

LMT CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:
  Total member's equity $ 22,930

Deductions and/or charges:
  Non-allowable assets:
    Organization costs, net   14,673

Net capital before haircuts on securities positions   8,257

Haircuts on securities positions   -

Undue concentration   -

Net Capital $ 8,257

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 41,743

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 2,783

  Minimum net capital required $ 5,000

Excess net capital $ 3,257

Excess net capital at 1,000% $ 4,083

Percentage of aggregate indebtedness to net capital is   506%

The above computation does not differ materially from the December 31, 2005 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	E-mail:
New York, NY 10016	Buckingham, PA 18912	fvbcpa@yahoo.com
T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
F:1.212.448.0053	F:1.215.794.9445	

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
LMT Capital Markets LLC

In planning and performing our audit of the financial statements and supplementary information of LMT Capital Markets LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPA PLLC

New York, NY
March 28, 2006